Exhibit 10.2
March 19, 2007
Mr. William A. Franklin
16 Tessera Avenue
Foothill Ranch, CA 92610
Dear Bill:
On behalf of VNUS Medical Technologies, Inc. (“VNUS” or the “company”), I am pleased to offer you the position of Vice President of Regulatory Affairs and Quality Assurance, reporting to the President and CEO. In making this offer we are expressing our enthusiastic support of your abilities to help VNUS become a great success. You bring a skill set to this company that is essential to achieving our goals, both short and long term. The purpose of this letter is to offer you a position and detail the terms of your employment.

Job Title:	Vice President of Regulatory Affairs and Quality Assurance

Starting Date:	Monday, April 2, 2007

Salary:	$195,000, payable in accordance with the company’s standard payroll policies (currently bi-monthly). Your initial performance review will occur approximately 12 months from the first day of your employment. You are also eligible to participate in our bonus plan for a maximum bonus opportunity of approximately 35 percent of annual salary, prorated to your date of hire.

Equity:	Subject to approval by the Compensation Committee of our Board of Directors at an upcoming meeting, I am recommending that you be granted an award of 15,000 restricted stock units (“RSUs”) and an option to purchase 50,000 shares of VNUS common stock with the following terms. The options will be granted at the fair market value of the shares on the date of the grant. The RSUs and options will have a vesting commencement date of April 2, 2007, with the RSUs vesting at a rate of 25% each year, for a total vesting period of four years, and the option vesting 25% (12,500 shares) at the end of your first year of employment and 1/36th (1,041.66 shares) of the remaining balance for each month thereafter for an additional 36 months, for a total vesting period of four years. Vesting of the RSUs and options continues for as long as you remain a VNUS employee. The options may be exercised up to ten (10) years from the date of grant, so long as you are an employee of the company.

Benefits:	The company will provide to you, medical, dental and vision coverage beginning the first of the month after your start date. For an additional monthly charge, coverage for your spouse and children may also be added. You are eligible to participate in the company’s 401(k) plan beginning the first of the month after your start date. The company has a discretionary match of up to two percent of the first six percent of salary you contribute to the 401(k) Plan.

Life insurance coverage equal to twice your annual salary is provided to you as part of the employee benefits program. Long-term disability insurance is also provided after one month of employment. To help employees pay for healthcare and dependent care expenses, the company has adopted a flexible spending/reimbursement accounts program. This allows you to pay for out-of-pocket medical, dental, and vision costs, as well as some over-the-counter medications and dependent care expenses, with pre-tax wages

Relocation:	In addition to the above stated terms, VNUS Medical will provide up to $30,000 in relocation assistance to cover documented moving expenses, documented closing costs, and/or up to 30 days of temporary housing. VNUS will reimburse you for the actual costs billed to you by a moving company for transporting your household goods to the Bay Area. We will also pay for you (and your significant other) to take one house-hunting trip to the Bay Area.

Please be certain to save all original receipts since these monies will be reimbursed utilizing the VNUS expense report system. If you voluntarily leave the company within 24 months, you are required to repay the company on a prorated basis, based on the number of months less than 24 that you are employed (e.g., $15,000/24 months = 1250.00/month).

Paid Time Off:	You are eligible to accrue 18 days of Paid Time Off during your first year of employment. Two days of PTO accrual are added for each year of service up to a maximum of 28 days per year. You may accumulate up to 40 days of banked PTO-time. In addition, in 2007, the company will be closed for 13 holidays including the days from December 24 to December 28.
This offer is contingent upon the company receiving a satisfactory result from your background check, and your executing VNUS’ Proprietary Information and Inventions Agreement for new employees, signing the Arbitration Agreement, and providing the company with the legally required proof of your identity and authorization to work in the United States within 72 hours of your first day of employment. VNUS is an at-will employer. Employment-at-will may be terminated with or without cause, and with or without notice at any time, by the employee or the company.

This offer will remain in effect through March 23, 2007. If you do accept, and I sincerely hope you will, please call Shari Simpson at 408-360-7200, fax an endorsed letter to HR’s confidential fax at 408-365-8489, and return an original signed copy by mail shortly thereafter.
Bill, we believe you will be an outstanding addition to the company. We have an exciting opportunity ahead of us to which you can make a significant contribution. We look forward to working with you in a productive and mutually beneficial relationship.

Sincerely,	Foregoing terms and conditions hereby accepted:
/s/ Brian E. Farley	/s/ William Franklin	3/19/07
Brian E. Farley	William Franklin	Date
President and
Chief Executive Officer